UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Zeehaus Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 28, 2016

Physical address of issuer
1390 Market St, Suite 200, San Francisco, CA 94102

Website of issuer
https://zeehaus.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$80,116.60	$149,048.28
Cash & Cash Equivalents	$80,116.60	$149,048.28
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,378.07	$9,192.92
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$243,020.87	-$279,206.49

Apr 22, 2020

FORM C-AR

Zeehaus Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Zeehaus Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://zeehaus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is Apr 22, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the

performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Zeehaus Inc. (the "Company") is a Delaware Corporation, formed on December 28, 2016. The Company was formerly known as Pinta Digital Inc..

The Company is located at 1390 Market St, Suite 200, San Francisco, CA 94102.

The Company's website is https://zeehaus.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Zeehaus is a web platform designed to pair homebuyers who do not want a mortgage with investors hoping to profit from home future appreciation. This type of arrangement is called equity sharing. In addition to providing a platform for the initial pairing and funding, Zeehaus provides the organizational structure and legal documentation for the relationships between homebuyers and investors and manages these relationships throughout the equity share.

Zeehaus connects investors with homeowners and homebuyers to digitally buy & sell fractional real estate ownership, in order to help achieve homeownership, lower housing costs, provide liquidity, and lower cost of property transaction, by leveraging its proprietary "equity sharing" platform and blockchain to store ownership and protect data stored on the blockchain. The company makes money by charging a percentage (typically 2% to 3%) of the property value funded as well as collecting a management fee for the rental payment processed each month. In the future, it plans to roll out digital tokens, advertising, and mortgage referral functions.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our real estate marketplace is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. While Zeehaus has patent pending regarding digital equity sharing ownership and fractional exchange, many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved real estate marketplace, and thus may be better equipped than us to develop and commercialize real estate marketplace. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our real estate marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new services ("equity sharing for homebuyers" and "blockchain with direct advertising" within existing lines of business ("future purchase equity sharing for homeowners").
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There is no guarantee that property ownership data stored on blockchain would be accepted by governments as legal property ownership in locations and jurisdictions that we intend to conduct business, either now or in the future. While we intend to become one of the leading blockchain companies in real estate, there are also risks associated that these efforts.

In general, demand for our products and services is highly correlated with general economic conditions and real estate markets in the locations that we are doing business.
A substantial portion of our revenue is derived from values of real estate properties and from demands of individuals to buy, sell, or invest in real estate properties, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

We rely on certain intellectual property rights, including patents, trademarks, and copyrights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of ACH transfers, bank wires, and cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments, such as storage of data on blockchain, will completely prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee who are Zeehaus CMO, July 2018 to present, Zeehaus COO, March 2018 to present, and Zeehaus CEO, December 2016 to present of the Company. The Company has or intends to enter into employment agreements with Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The services we offer are advanced, and we need to rapidly and successfully develop and introduce new services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened technology and software life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software integration included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our services cannot effectively interface and perform well with software products of other companies and with our partners' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our services may require significant investments of capital and employee resources. In addition, many of our principal services are integrated with softwares offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their softwares, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We must acquire or develop new services, evolve existing ones, address any defects or errors, and adapt to technology change, including, but not limited to, cloud-based solutions, blockchain, web technologies.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to customer data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or

information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Through our operations, we collect and store certain personal information that our customers provide to apply for cash out of home equity, request real estate purchases, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

While we don't plan to sell the personal data, we may share information about such persons with partners that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers, on reputable cloud-service provider's networks, Amazon Web Services. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position.

We devote significant resources to protecting our information by leveraging the highest encryption available and 2-factor authentication, so all consumers are required to verify phone number and email address during registration, logging in to proprietary account online, as well as dealing with any transactions to move money or any types of currency. The expenses associated with protecting our information could reduce our operating margins.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

We are subject to income taxes as well as non-income based taxes, such as payroll, use, value-added, property and goods and services taxes, in both the U.S. and various foreign jurisdictions when company is expanding to international markets.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final

determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people at the present time.
The Company is dependent on Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Hila Eyal-Shpigelman, Christopher Garrett, and Justin Lee die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The United States tax rules applicable to an investment in the Securities and the underlying Cryptocurrencies are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying Cryptocurrencies held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Cryptocurrencies. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchaser's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Cryptocurrency or the operation of the Cryptocurrency network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Cryptocurrency and the Cryptocurrency network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Cryptocurrencies have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Cryptocurrency network, Cryptocurrency users and the Cryptocurrency exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Cryptocurrencies. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Cryptocurrency is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership. To the extent that Cryptocurrencies are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership, trading or ownership in Cryptocurrencies or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrencies or utilize them for payments, the demand for Cryptocurrencies will decrease.

New regulations may make it more difficult to acquire and/or use Cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use Cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Cryptocurrencies in one or more countries.

Although currently Cryptocurrencies are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Cryptocurrencies or to exchange Cryptocurrencies for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Cryptocurrencies are treated for classification and clearing purposes.

In particular, Cryptocurrencies may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rule-making, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Cryptocurrencies as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Cryptocurrencies under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business, as we intend to offer a mortgage referral marketplace in the future, by bringing together mortgage brokers and lenders and making referrals to finance the properties through mortgage loans.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the

laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to work with our mortgage partners to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if loans originated by our mortgage partners were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to continue our referral business and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to offer the mortgage referral services or could result in the requirement that we and/or mortgage partners pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could negatively affect the real estate industry and property value, thus reducing demand for our services;

* an increase in prevailing interest rates could increase the expectation of investors when making investment decisions, thus reducing demand for our services, which are not directly tied to prevailing interest rates;

* an increase in prevailing interest rates could adversely affect our future mortgage referral services and related loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of and ability of our mortgage partners to finance servicing advances and loan originations;

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by investors, homeowners, homebuyers, government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect homebuyers willingness to purchase homes or seek loans and investor ability and desire to invest in real estate properties. For example, during the 2008 financial crisis, property values dropped significantly and real estate transactions and investments also dropped

significantly. A similar crisis could negatively impact the willingness of investors and homebuyers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment through our marketplace. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional real estate activities may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional real estate seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The success of future Equity Sharing service depends on our ability to successfully manage our risk, and failing to do so may result in high delinquency rates.

Our success depends on our ability to manage our risk while attracting new homebuyers with profitable usage patterns. We select our customers, manage their accounts and establish terms using industry-standard credit scoring models and other analytical techniques that are designed to evaluate homebuyers ability to make monthly payments to co-own properties. While we provide the results of the credit scoring models to investors who then make final purchase decisions, we set aside allowances to cover for late payments, prior to getting repaid when delinquency is resolved through selling of properties or cure of defaults.

The models and approaches we use to manage homebuyer risk may not accurately predict future delinquency for various reasons discussed in the preceding risk factor. There can be no assurance that our homebuyer application and risk management strategies will enable us to avoid high delinquencies, or that our allowance for losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to investors and reduce our exposure by identifying the patterns causing the defaults quickly enough, which could have an adverse effect on our business. Our ability to manage risk also may be adversely affected by legal or regulatory changes (such as foreclosure laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of our hired vendors such as collection agencies.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

If our payment processors and financial partners experience service outages or we experience an inability to connect with our processing systems in the future, that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the Bank Wire,

ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects

of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties for integration of their services, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our software suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.
In addition to the technologies we develop, our suppliers develop product innovations that are necessary for providing services to our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their provide us with new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Similarly, suppliers have operating risks that could impact our business. These risks could create loss of services and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business and operating results may be adversely affected by risks inherent in investments in real estate.
Investments in real estate involve certain inherent risks, a number of which may be beyond the reasonable control of the Company. Real estate investment risks generally may include (i) fluctuations in supply and demand which can occur due to factors such as overbuilding in the relevant market or other changes in the location of the property; (ii) the risk that any persons owning the property will not be able to meet debt service obligations and will suffer foreclosures; (iii) increases in utility, maintenance and other operating costs; (iv) changes in applicable federal and local laws and regulations and property tax rates; and (v) the risk of catastrophic losses that exceed the limits of insurance coverage.

No Assurance as to Performance.
The Company does not make any representation or warranties, and nothing contained herein is, or shall be relied upon as, a promise or representation as to the future performance of real estate investments.

Litigation, Compliance and Reputational Risks.
Substantial legal liability or significant regulatory action against the Company could have a material adverse effect on the Company or cause significant reputational harm, which could seriously harm the Company's business and prospects. In addition, if the Company is required to incur all or a portion of the costs arising out of litigation or investigations because the Company does not have insurance coverage for such costs, the Company's results of operations and financial condition could be materially adversely affected.

The Company is also subject to a number of obligations and standards arising from its business, the violation of which by any Company employees could materially adversely affect the Company and its investors. For instance, the business conducted by Company requires that the Company properly deal with confidential information. If the Company's employees were to improperly use or to disclose confidential information, the Company could suffer serious harm to its reputation, financial position and current and future business relationships. If any of the Company's employees were to engage in misconduct or were to even be accused of such misconduct, the business and reputation of the Company could be materially adversely affected. It is not always possible to detect and deter employee misconduct. The precautions that the Company takes to detect and prevent such activity may not be effective in all cases, and the Company may suffer significant reputational harm and financial loss for any misconduct by its employees. The potential harm to the Company's reputation and to its businesses caused by such misconduct is impossible to quantify.

Business and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse. Market disruptions and an increase in capital

allocated to alternative investment strategies, including real estate, could lead to increased governmental scrutiny of the Company's industry. It is impossible to predict, what, if any changes, in the regulations applicable to the Company and the markets in which it proposes to trade and invest or the counterparties with which they do business may be instituted in the future. There can be no assurance that the Company will be able, for financial reasons or otherwise, to comply with future laws and regulations.

Risks Related to the Securities
The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20.00% or more beneficially own up to 66.70% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Zeehaus is a web platform designed to pair homebuyers who do not want a mortgage with investors hoping to profit from home future appreciation. This type of arrangement is called equity sharing. In addition to providing a platform for the initial pairing and funding, Zeehaus provides the organizational structure and legal documentation for the relationships between homebuyers and investors and manages these relationships throughout the equity share.

Zeehaus connects investors with homeowners and homebuyers to digitally buy & sell fractional real estate ownership, in order to help achieve homeownership, lower housing costs, provide liquidity, and lower cost of property transaction, by leveraging its proprietary "equity sharing" platform and blockchain to store ownership and protect data stored on the blockchain. The company makes money by charging a percentage (typically 2% to 3%) of the property value funded as well as collecting a management fee for the rental payment processed each month. In the future, it plans to roll out digital tokens, advertising, and mortgage referral functions.

Business Plan

Phase 1: Launch the funding platform to help buyers purchase homes by connecting them with investors interested in equity shares. Allow investors to exchange fractional ownership without having to sell entire properties. Record property ownership in Trust Agreement and on the verifiable blockchain. Zeehaus plans to launch its platform to the public in August 2020. The company does not plan to begin generating revenue until then.

The Equity Sharing platform is expected to launch for properties in the San Francisco Bay Area and Los Angeles in Sep 2020. Expansion is planned to Dallas, Phoenix, and Seattle areas in mid-2021, and NY, Oregon, Nevada, and Colorado in late 2021.

Phase 2: Zeehaus Tokens - Partner with a financial institution with money exchange licenses and start accepting Zeehaus tokens as payment tools for real estate transactions on the Zeehaus marketplace. Tokens backed by real properties - Every token issued is used to buy real estate properties. The number of tokens outstanding = number of property shares invested by all investors.

Phase 3: Collaborate with builders to build equity sharing communities and help achieve homeownership.
Launch an advertising marketplace for real estate agents. After the platform accumulates valuable data, users, and transitions, we aim to launch an advertising capability to better monetize our platform and serve agents who are looking to reach out to potential clients.

Future Opportunity:

Blockchain Ownership – Record property deeds and full ownership exchange on blockchain, if governments start to recognize blockchain as a legal way to hold real assets. Launch a mortgage referral marketplace for investors and homebuyers who completed an equity sharing purchase. These co-owners are eligible to buy out the investor's fractional ownership by qualifying for a mortgage after three years. The mortgage referral marketplace will seek to allow mortgage brokers to join and get referrals. Zeehaus plans to partner with mortgage brokers to provide them a free platform and free tool and charge the brokers flat referral fees when a transaction closes.

History of the Business

On December 28, 2016, the Company incorporated as "Pinta Digital Inc." The Company changed its name to "Zeehaus Inc." on February 2, 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Equity Sharing Ownership Purchase & Investment	Launch funding platform to help buyers purchase homes by connecting them with investors interested in equity shares. Allow investors to exchange fractional ownership without having to sell entire properties. Record property ownership in Trust Agreement and on verifiable blockchain. Support homebuyers by lowering housing costs for homebuyers and providing a solution to the housing crisis.	The Equity Sharing platform is expected to launch for properties in the San Francisco Bay Area and Los Angeles in Sep 2020. Expansion is planned to Dallas, Phoenix, and Seattle areas in mid 2021, and NY, Oregon, Nevada, and Colorado in late 2021.
Zeehaus Tokens	Zeehaus Tokens: It's a digital currency used for buying shares. Token holders can also sell the tokens at exchanges. Tokens backed by real properties: All proceeds of the tokens sold are kept in a trust bank account and can	The Equity Sharing platform is expected to launch for properties in the San Francisco Bay Area and Los Angeles in Sep 2020.

	only be used to purchase equity sharing properties. The number of tokens outstanding = number of property shares managed on the Zeehaus portal. Flexible & low-volatility tokens: Each Zeehaus Token can be used to purchase one share of any available properties on Zeehaus, on a first-come-first-serve basis.	
Advertising and Mortgage Referral	Launch an advertising marketplace for real estate agents. After the platform accumulates valuable data, users, and transitions, we aim to launch an advertising capability to better monetize our platform and serve agents who are looking to reach out to potential clients.	We look to launch additional functionalities in late 2021.
Cash Out 'Future Purchase' of Fractional Equity	Homeowner offers fractional ownership to investor, who acquires a share of future appreciation by agreeing to give homeowner cash now. Investment is through a 'future contract' to purchase real estate, which is tradable on Zeehaus marketplace.	Cash Out business model is being pushed out for future release.

The Zeehaus advertising model enables community members to control their data and decide types of advertisements to receive. Instead of social media or large corporations profiting from consumer personal data, the Zeehaus advertising platform enables consumers to get paid by advertisers and partners directly, by opening email ads, replying to emails, making purchases, or requesting to be contacted. A verified user can submit a review of the business after each experience, while the business can also monitor the clicked rate, response rate of consumers by locations and markets. Trust of consumers and temper-proof reviews of consumers and partners (real estate agents) are recorded on the blockchain and this technology enables Zeehaus to connect consumers with a business without revealing personal information. Homebuyer Equity Sharing: development is complete and ready for beta launch. Equity Sharing for buyers enabling buyers and investors to purchase fractional ownership on the open market and to co-own property. Investors' equity is stored on blockchain and legally with a grantor Trust Agreement, thus offering exchange of ownership without having to sell the full property. This ownership model provides investors with property appreciation, thus lowering monthly housing cost for buyers, and eventually allowing buyers to buy out the entire property after a few years. Funds raised will be allocated to speed up development and testing and for a public launch. Services are not Market expansion: if funds raised from the Offering are greater than $600K, we will allocate funding to expand services to homeowners in LA and Dallas.

We offer a web-based digital platform to bring together real estate investors and residential homebuyers and homeowners through real estate agent referrals, inbound marketing, blogs, internet advertising, as well as working directly with sources of properties, homebuilders, to develop "equity sharing communities" of single-family and condominium homes.

Competition

The Company's primary competitors are Point.com, Realty Mogul, and Fundrise.

For services to homeowners, Zeehuas will compete with Point.com. For services to real estate investors, the company's closest competitors are investments in traditional REITs, online rental investment, and direct buy/sell real estate platforms such as Realty Mogul and Funrise.

Customer Base

The Company's current customers are beta users who joined prior to the official business launch. After launch, our customers will be segmented into four groups: 1. homeowners, 2. homebuyers, 3. retail investors, and 4. institutional investors.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15920241	METHOD AND SYSTEM FOR EQUITY SHARING OF A REAL ESTATE PROPERTY	Zeehaus has taken the necessary steps to protect their intellectual property and position in the Equity Sharing marketplace. The non-provisional Patent filed includes the following claims: "Click & Sign" real estate fractional purchase design system • Integrated digital click & e-sign to complete the buying of property under Trust and Blockchain • Design of new purchase process: equity sharing ownership purchase, by turning each residential property into X numbers (typically 100) of undivided ownership percentage under Trust ownership and Equity Sharing agreement Proprietary Equity Sharing Monthly Rate design algorithm • Equity or option open offering process to allow investors to purchase fractional	March 13, 2018		USA

		ownership in residential real estate property • property expenses adjustment and perform Rent Stabilization' • design system for automated rental payout "3-Step Fractional Equity Trading" • Online trading (buy/sell) of fractional Real Estate property • Design system for trading of beneficiary interest under Trust interest for residential property • Algorithms for trade matching by using AVM (automated valuation model) for property valuation and different levels of appraisals to determine the fractional property value, and confirm the validity and fair value of the trade 'Live Stream Click and Sign" real estate property purchase • New design system that works seamlessly with previous invented 'Click & Sign' purchase • Enables seamless 'click and purchase' property during the live stream and instruction of the property			

		features Automated 1031-Exchange for fractional property equity" • Automatic matching between selling (Relinquished) properties and buying (Replacement) properties • Both initial purchase or secondary trading are eligible for 1031-Exchange			
15920241	METHOD AND SYSTEM FOR EQUITY SHARING OF A REAL ESTATE PROPERTY	The PCT (Patent Cooperation Treaty) provisional patent is filed to preserve priority date for 18 additional months, based on the US patent filed (application #15920241)	March 7, 2019		International PCT

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88100218	Real estate marketplace for buying, selling, investing fractional ownership Connecting investors with homeowners and buyers to buy and sell fractional properties digitally using Trust and Blockchain	Zeehaus Logo	August 31, 2018		United States

Copyright Registrations

Registration #	Title	Description	Registration Date
Case #: 1-8750278411	Zeehaus Equity Sharing Ownership	Additional Agreements are filed with CopyRight office for the revised Zeehaus Equity Sharing Agreement and Zeehaus Trust Agreement Delaware Statutory Trust Agreement is the legal arrangement that holds the ownership of the asset that is transferred to the Trust. This Trust Agreement governs the disposition of the trust asset. The Trust is established by the Trust Manager filing the Certificate of Trust with the Office of the Secretary of State of the State of Delaware in accordance with the applicable provisions of the Delaware Act. Equity Sharing Agreement (ESA) is the key contract between the investors and the homebuyer in a shared equity co-ownership. ESA is intended to describe the terms and conditions of such co-ownership, including the obligations and powers of the manager, who helps organize and support the equity sharing ownership.	April 18, 2020

		Significant work had been put into contracts to ensure that business processes meet the regulatory and legal framework and can be a viable business models.	
TX 8-573-015	Equity Sharing Agreement for Zeehaus	Equity Sharing Agreement is the key contract that is signed between buyer and investors to co-own property. Some of the key features include: • Buyer (Owner occupant) and investors become co-owners of a property • Investors purchase fractional ownership starting at 1%, not stock or investment fund • Investor ownership are held under Trust Agreement • All owners sign Equity Sharing Agreement, spelling out the rights and responsibilities, between 5 and 7-Yr term • Each property has separate Trust, which is structured strictly to simplify title holding, accounting, and transfer, so there is no need to put multiple owners on the property deed & title • Buyer pays investors 'monthly rent' + fraction of household expenses	March 22, 2018

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Not applicable				

Zeehaus is subject to the government laws and regulations affecting its local operations in the areas KYC/AML, real estate brokering, U.S. security laws, tax compliance and data privacy. The company makes sure that it is in compliance with these laws and regulations and similar requirements from jurisdiction to jurisdiction. Because Zeehaus' plans are disruptive of the existing real estate ecosystem, it has performed a comprehensive review in all pertinent areas of U.S. laws and significant efforts have been put in place to ensure compliance. However, ongoing compliance with these laws, regulations and similar requirements may be expensive, when expanding to new and additional jurisdictions, thus increasing the cost of compliance and doing business. Regarding KYC/AML policy: only investors with either valid a SSN or IRS-issued U.S. Tax Id who pass KYC/AML tests can open an account at Zeehaus to invest and purchase real estate. The platform doesn't keep any investor money and all funds are held in investors' own bank accounts. Daily and monthly transaction limits will be set for each investor. For non-U.S. investors, additional verification might be required from our partner financial institution, unless the bank account is U.S.-based and is already linked to the investor's marketplace account. Regarding Real Estate Brokering: the marketplace does not charge a fee based on the value at which property is bought or sold. The fee is based on either a flat fee or based on zip code of the property. The platform does not act as a real estate agent in any capacity. Zeehaus will, however, partner with real estate brokerage firms and charge a referral fee based on location, as a fixed fee, not based on a percentage of the property. This model ensures that the company is not considered a "broke" of real estate. Regarding U.S. Security laws: Equity Sharing ownership is recognized as 'rental investment property' by the IRS, as long as all individuals are co-owners. Having an Equity Sharing Agreement in place specifies the roles and responsibilities of the owner occupant and investors. The owner occupant is a buyer turned homeowner who buys the property together with investors and obtains sole occupancy rights and responsibilities to maintain property and pay investors rent. The company makes sure that it adheres to the following practices when engaging in equity sharing transactions: • Residential property only. No pre-purchase managerial effort and no profit-making from effort of others • Investors make their own decisions on buyer and property qualifications and can evict owner if there is a default. • Homebuyers won't be deemed as offering security • There is no sponsor, manager or management agreement • Marketplace is never a 'sponsor' of any deal or purchase • Property can continue to be owned by any Trustee if a marketplace no longer exists • No business relationship amongst investors, and Trustee doesn't have power to negotiate new lease Regarding tax compliance, Trust Agreement and related owner and investment changes (cost basis and gains) are strictly tracked and reported to IRS, to ensure that tax filing & compliance for each sale and trade is captured as a long-term or short-term gain. Zeehaus will also ensure compliance with new laws regarding these areas. As an example, the newly enacted California Data Privacy law that are expected to go into effect in the year 2020, which would require that consumers be able to view the data that a business has collected on them, as well as the right to receive their data in a portable format opt out of having the data sold to third parties and request deletion of personal data. We expect to offer future security tokens based on U.S. securities laws in a Regulation D 506(c) and/or Regulation A+ Tier 2 offering and there will not be a free give-away. There will be no public sale or offer to sell future Zeehaus utility tokens, which will be used to pay service charges, real estate commissions, advertising, as well as to purchase properties, in order to ensure the utility token is not a security. Zeehaus may need to apply for money exchange licenses or work with existing financial institutions, prior to enabling the utility tokens to be accepted for real estate purchases.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1390 Market St, Suite 200, San Francisco, CA 94102

The Company has the following additional addresses:

The Company conducts business in California and Texas.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Justin Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., CEO, responsible for technical development, compliance, finance, defining & executing of company roadmaps, and vision to become everything real estate, Dec 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Modemetric, BI Consultant, responsible for BI/Analytics design/development and Pre-Sales consultations, Jun 2016 to Sep 2017 • Deloitte, Consultant, responsible for ERP Financial & Oracle BI Implementation, Sep 2015 to May 2016

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Justin Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zeehaus Inc., CEO, responsible for technical development, compliance, finance, defining & executing of company roadmaps, and vision to become everything real estate, Dec 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Modemetric, BI Consultant, responsible for BI/Analytics design/development and Pre-Sales consultations, Jun 2016 to Sep 2017 • Deloitte, Consultant, responsible for ERP Financial & Oracle BI Implementation, Sep 2015 to May 2016

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual

or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Justin Lee	Zeehaus Employment Agreement	January 1, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,000,000
Voting Rights	
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Type of security	MicroVentures Crowd Note Convertible Notes
Amount outstanding	262,287
Voting Rights	Non-voting preferred shares
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Crowd Note
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	
Amount outstanding	$0.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10,675,000	$267,369.22	Key expenses include the followings: development cost (contractor fees), software subscription fees, purchase of web domain, administrative expenses, patent-filing, legal fees	February 1, 2018	Section 4(a)(2)
Common Stock	28,722	$11,489.01	Development costs	August 15, 2018	Section 4(a)(2)
Crowd Note	N/A (Outstanding Convertible Note)	$262,287.00	Key expenses include the followings: development cost (contractor fees), attorney expenses for drafting and reviewing various equity sharing contracts/disclosures and Trust Agreement, consulting fees for team	September 4, 2018	Regulation CF

			members and legal teams		

Ownership

A majority of Zeehaus Inc. is owned by two individuals and one business entity, and shares are allocated to incentive stock option program. They are listed below: Justin Lee, founder: 8,028,722 shares, 66.90% Kuan Hung Lin: 1,000,000 shares, 8.33% Image Service Provider Limited: 1,000,000 shares, 8.33% Unissued Stock Options: 1 1,296,278 shares, 10.80% Remaining pre-seed investors: 675,000 shares, 5.63%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Justin Lee	66.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on achieving the following milestone: Launch equity sharing marketplace for 'Homebuyers Equity Sharing Ownership' and store property shares in Trust Agreement and on the verifiable blockchain. The company is undergoing beta testing and looking to complete the first Equity Sharing property in California in the summer of 2020.

- May 2020: Complete end-to-end testing
- Jun 2020: Platform soft-launch
- Jun 2020: Start 'pilot' property transaction
- Jun 2020: Invite real estate agents & build off-market property inventory
- Jul 2020: Start marketing campaign before launch
- Aug 2020: Official Launch
- Aug 2020: Roll out the mobile app
- Aug 2020: UI enhancements
- Aug 2020: Roll out 'friends & family' Equity Sharing purchases
- Sep 2020: Launch Zeehaus Tokens
- Sep 2020: Turn-on Equity Sharing ownership model to the public
- Late 2021 or early 2022: Launch Advertising capability

The following milestones have been moved to future phases: • Enhance platform capabilities to migrate properties using Smart Contract on the Blockchain • B2C model is our go-to-market priority: secure additional partnerships with investors, real estate brokers, property developers. • Build a strong user community. • 'Option Purchase' contract business model and complete 120 'Option Purchase' transactions. • Roll out a 'community' for homeowners and buyers to opt-in and receive advertising

Liquidity and Capital Resources

On September 4, 2018, the Company conducted an offering pursuant to Regulation CF and raised $262,287.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Zeehaus has full-year financial statements from the calendar year 2018 and the year 2019. Previously, it was stated that Zeehaus planned to change the Fiscal Year to start October 1, 2018, for Fiscal Year 2019. However, Zeehaus has delayed that decision since the company was not yet generating revenue. In 2020, the Zeehaus filed a tax return based on the calendar year of January 1 to December 31, 2019. Zeehaus still plans to change the Fiscal Year to start October 1 and end on September 30, starting October 1, 2020, for Fiscal Year 2021. This change is to better reflect the seasonality of the real estate industry, which typically ends in the summer months and to better align with the official launch of the business. Hila Eyal-Shpigelman and Chris Garrett have both departed Zeehaus, but both of them are open to returning to Zeehaus once the company secures additional funding and moves into growth mode. Robert Price, who previously was recruited to work with Zeehaus as a real estate underwriter in the Option & Cash-Out shared equity model, has now moved into a consulting role, and Zeehaus will bring him on board to perform property underwriting and business operation once there is sufficient funding. Timothy Moore, a Zeehaus partner agent, is continuing to work with Zeehaus to optimize Zeehaus offerings while helping seek additional investment opportunities.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Justin Lee
Relationship to the Company	Founder / CEO
Total amount of money involved	$95,878.40
Benefits or compensation received by related person	$80,000 of the stated amount became owner's investment in Zeehaus at $0.01 per share, for a total of 8,000,000 shares. $15.878.40 interest-free loan will be payable to Justin Lee at the completion of next security offering, at the request of Justin Lee. Update: $15.878.40 in loan has be paid off.
Benefits or compensation received by Company	Zeehaus is the sole owner of the marketplace technology, website domain, trademark of Zeehaus, copyright of the equity sharing agreement, and IP of the pending patent in equity sharing model.
Description of the transaction	Justin Lee, founder, provided personal funding to develop technology marketplace.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Justin Lee, being the founder of Zeehaus Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Justin Lee

(Signature)

Justin Lee

(Name)

CEO

(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

Zeehaus Inc.
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
PERFBUS CHK (0087)		80,016.81
SVB Bank Checking		99.79
Total Bank Accounts	$	**80,116.60**
Other Current Assets		
Loans To Justin Lee		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**80,116.60**
TOTAL ASSETS	$	**80,116.60**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express Credit Card		-130,007.03
American Express Cash		175.89
Amex Business Gold Card x1002		12,699.47
Amex Hilton Aspire Card		3,481.32
Amex Hilton Business		15,427.58
Amex Platinum 71001		11,458.40
Blue Business Plus Card-01001		33,146.23
Business Platinum Card-61007		54,429.48
Total American Express Credit Card	$	**811.34**
Capital One Credit Card		-51,496.78
Cap One 7418		11,357.97
Cap One 7746		0.00
Cap One Spark Business 6212		40,349.25
Total Capital One Credit Card	$	**210.44**
Chase Business Card		-48,345.31
Chase Business Card 2381		4,205.60
Chase Business Card 3735		28,961.20
Chase Business Card 9306		2,680.15

Chase Business Cash Card 3774		12,854.65
Total Chase Business Card	$	356.29
Citibank Card		0.00
Discover Card		-6,937.75
Discover Card (deleted)		6,937.75
Paypal Account		0.00
Total Credit Cards	$	1,378.07
Other Current Liabilities		
Loan from Justin Lee		0.00
Loan from Pre-Seed Investor		0.00
Total Other Current Liabilities	$	0.00
Total Current Liabilities	$	1,378.07
Total Liabilities	$	1,378.07
Equity		
Opening Balance Equity		0.00
Owner's Investment		193,393.05
Paid-In Capital or Surplus - Pre-Seed		510,426.72
Retained Earnings		-382,060.37
Net Income		-243,020.87
Total Equity	$	78,738.53
TOTAL LIABILITIES AND EQUITY	$	80,116.60

Zeehaus Inc.
Profit and Loss
January - December 2019

	Total
Income	
Total Income	
Gross Profit	$ 0.00
Expenses	
Advertising/Promotional	-98.94
Digital Advertising	783.30
Marketing and Marketing Materials	240.01
Trade Show & Convention	8,000.00
Total Advertising/Promotional	$ 8,924.37
Bank Charges & Fees	1,000.57
Credit Card Membership Fees	2,274.00
Credit Card Payment Service Fee	296.73
Total Bank Charges & Fees	$ 3,571.30

Car & Truck	358.37
Auto Lease	5,363.56
Total Car & Truck	**$ 5,721.93**
Insurance	
Auto Insurance	1,377.14
Total Insurance	**$ 1,377.14**
Internship Payroll	1,320.00
Legal & Professional Services	48,055.55
Meals & Entertainment	7.89
Mobile Phone Usage	5,092.59
Office - General Admin Expenses	1,320.78
Human Resource Expenses	636.00
Internet Fees	569.91
Total Office - General Admin Expenses	**$ 2,526.69**
Office Supplies & Software	5,275.15
Office Supplies - Hardware	2,808.76
SaaS Subscription Fees	2,631.37
Salary - Contractors	135,359.32
Salary - Employees	0.25
Shipping, Mail & Postage	29.37
Tax Preparation	720.00
Taxes Paid	
License Fees - Delaware	500.00
Total Taxes Paid	**$ 500.00**
Travel	
Transportation - Car Service	980.33
Transportation - Gas	824.29
Travel - Airlines	10,064.37
Travel - Car Rental	924.94
Travel - Hotels	5,317.24
Travel - Parking & Toll	725.25
Total Travel	**$ 18,836.42**
Travel - Meals	27.42
Web Domain & Purchase	235.35
Total Expenses	**$ 243,020.87**
Net Operating Income	**-$ 243,020.87**
Net Income	**-$ 243,020.87**

Zeehaus Inc.
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-243,020.87
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Loans To Justin Lee		0.00
American Express Credit Card		-81,107.94
American Express Credit Card:Amex Business Gold Card x1002		12,699.47
American Express Credit Card:Amex Hilton Aspire Card		3,481.32
American Express Credit Card:Amex Hilton Business		15,427.58
American Express Credit Card:Amex Platinum 71001		7,400.70
American Express Credit Card:Blue Business Plus Card-01001		33,146.23
American Express Credit Card:Business Platinum Card-61007		6,980.48
Capital One Credit Card		-40,894.99
Capital One Credit Card:Cap One 7418		6,476.64
Capital One Credit Card:Cap One Spark Business 6212		31,310.55
Chase Business Card		-29,847.32
Chase Business Card:Chase Business Card 2381		4,205.60
Chase Business Card:Chase Business Card 3735		11,711.29
Chase Business Card:Chase Business Card 9306		560.00
Chase Business Card:Chase Business Cash Card 3774		12,854.65
Paypal Account		-2,219.11
Loan from Justin Lee		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	7,814.85
Net cash provided by operating activities	-$	250,835.72
FINANCING ACTIVITIES		
Opening Balance Equity		0.00
Owner's Investment		101,904.04
Paid-In Capital or Surplus - Pre-Seed		80,000.00
Net cash provided by financing activities	$	181,904.04
Net cash increase for period	-$	68,931.68
Cash at beginning of period		149,048.28
Cash at end of period	$	80,116.60